Exhibit 2.2

STOCKHOLDERS AGREEMENT

STOCKHOLDERS AGREEMENT, dated as of November 14, 2006 (this “Agreement”), by and among CenterState Banks of Florida, Inc., a Florida corporation (“CBF”) and each of the stockholders of Valrico Bancorp, Inc., a Florida corporation (“VBI”), whose names appear on the signature pages hereto (each, a “Stockholder” and, together, the “Stockholders”).

WHEREAS, concurrently with the execution and delivery of this Agreement, CBF and VBI are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (and on the terms and subject to the conditions set forth in therein), among other things, VBI will be acquired by CBF pursuant to a merger transaction (the “Merger”) as described in the Merger Agreement and each issued and outstanding share of common stock of VBI (the “Common Stock”) will be converted into the right to receive the consideration provided for in the Merger Agreement;

WHEREAS, as of the date hereof, each Stockholder is the Beneficial Owner (defined below) of such number of shares of Common Stock as is set forth opposite such Stockholder’s name on Annex A hereto, and the Stockholders collectively are the Beneficial Owners and record owners of, and have the sole right to vote and dispose of, an aggregate of shares of Common Stock set forth on Annex A (the “Covered Shares” and together with any shares of Common Stock of which any Stockholder acquires Beneficial Ownership after the date hereof and prior to the termination hereof, whether upon purchase or otherwise, are collectively referred to herein as the “Covered Shares”); and

WHEREAS, as an inducement and condition to entering into the Merger Agreement, CBF has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

VOTING AGREEMENT

Section 1.01 Agreement to Vote.

(a) Each Stockholder undertakes that, prior to any termination in accordance with Section 4.01 hereof, at such time as VBI conducts a meeting of, or otherwise seeks a vote or consent of, its stockholders in connection with the approval and adoption of the Merger Agreement and the Merger (any such meeting or any adjournment thereof, or such consent process, the “VBI Stockholders Meeting”), such Stockholder shall, and shall cause its Affiliates to, vote or provide a consent with respect to all Covered Shares Beneficially Owned by such Stockholder or its Affiliates, as the case may be, and over which such Stockholder or one of its Affiliates has voting power, in favor of the Merger Agreement and the Merger and each of the other actions contemplated by the Merger Agreement and this Agreement and actions required in furtherance thereof and hereof.

(b) Each Stockholder shall and shall cause its Affiliates to, at any meeting of stockholders and in connection with any consent solicitation, vote all Covered Shares Beneficially Owned by such Stockholder or its Affiliates, as the case may be, and over which such Stockholder or one of its Affiliates has voting power, against, and not provide consents to, (i) any and all Acquisition Proposals other than the Merger Agreement and the Merger, (ii) any extraordinary dividend or distribution by VBI, (iii) any and all actions that are reasonably likely to delay, prevent or frustrate the transactions contemplated by the Merger Agreement or this Agreement or the satisfaction of any of the conditions set forth in Article 9 of the Merger Agreement and (iv) any and all actions that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of VBI under the Merger Agreement.

(c) Without limiting the foregoing, it is understood that the obligations under this Section 1.01 shall not be affected by any recommendation of the board of directors of VBI as to the Merger at the time of any such meeting or consent solicitation.

Section 1.02 Defined Terms. Capitalized terms not otherwise defined in this Agreement shall have the meanings given to such terms in the Merger Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

Each Stockholder, severally and not jointly, represents and warrants to CBF as follows:

Section 2.01 Authority; Authorization.

(a) Such Stockholder has all requisite power and authority to execute and deliver this Agreement and perform such Stockholder’s obligations hereunder. If such Stockholder is not an individual, the execution, delivery and performance of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder and no further proceedings or actions on the part of such Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

(b) This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the authorization, execution and delivery of this Agreement by CBF and each other Stockholder party hereto, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

(c) If such Stockholder is married and the Covered Shares set forth on Annex A hereto opposite such Stockholder’s name constitute community property under applicable laws, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, such Stockholder’s spouse. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement

Section 2.02 Ownership of Securities.

(a) Such Stockholder is the record and Beneficial Owner of the Covered Shares set forth opposite such Stockholder’s name on Annex A hereto, and such Stockholder has good and marketable title (which may include holding in nominee or “street name”) to all such Covered Shares, free and clear of any Lien, except as noted on Annex A next to such Stockholders’ name, and any other restriction (including any restriction on the right to vote or otherwise dispose of the Covered Shares) other than as created by this Agreement.

(b) Except for the Covered Shares set forth beside such Stockholder’s name on Annex A hereto, such Stockholder does not Beneficially Own any (i) shares of the capital stock of VBI, (ii) securities of VBI convertible into or exchangeable for shares of the capital stock of VBI or (iii) except as noted on Annex A next to such Stockholder’s name, options or other rights to acquire from VBI any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of VBI.

(c) For the purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Beneficially Owned” or “Beneficial Ownership” has the meaning given to such term in Rule 13d-3 under the Exchange Act (disregarding the phrase “within 60 days” in paragraph (d)(1)(i) thereof). Without limiting the generality of the foregoing, a person shall be deemed to be the Beneficial Owner of shares (A) which such person or any of its Affiliates or associates (as such term is defined in Rule 12b-2 under the Exchange Act) beneficially owns, directly or indirectly, (B) which such person or any of its Affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (1) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants, options or otherwise, or (2) the right to vote pursuant to any agreement, arrangement or understanding or (C) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its Affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of such shares.

(ii) “Beneficial Owner” means, with respect to any securities, a Person who has Beneficial Ownership of such securities.

Section 2.03 Non-Contravention.

(a) The execution and delivery of this Agreement by such Stockholder does not and the performance of this Agreement by such Stockholder will not (i) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, (A) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which such Stockholder or any of its Affiliates is a party or by which any of their properties (including the Covered Shares) may be bound or (B) if such Stockholder is not an individual, such Stockholder’s or its Affiliates’ constituent documents, or (ii) violate or conflict with any Order or Law applicable to such Stockholder or any of its Affiliates or by which any of their respective properties may be bound.

(b) There is no action or proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that questions the validity of this Agreement or any action taken or to be taken by such Stockholder in connection with this Agreement.

(c) Without limiting the generality of the foregoing, all proxies or powers-of-attorney heretofore given by such Stockholder in respect of any of the Covered Shares, if any, are not irrevocable and all such proxies and powers-of-attorney have been properly revoked or are no longer in effect as of the date hereof.

Section 2.04 Reliance by CBF. Such Stockholder understands and acknowledges that CBF is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

ARTICLE III

COVENANTS OF STOCKHOLDERS

Section 3.01 No Solicitation. Each of the Stockholders shall not and shall cause its Affiliates not to directly or indirectly solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person relating to, or otherwise facilitate, any Acquisition Proposal other than the Merger Agreement and the Merger. In addition, no Stockholder or any of its Affiliates shall, directly or indirectly, make any proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal other than the Merger Agreement and the Merger.

Section 3.02 Restrictions on Transfer and Proxies; Non-Interference.

(a) Each Stockholder undertakes that, except as contemplated by this Agreement or the Merger Agreement, such Stockholder shall not and shall cause its Affiliates not to (i) grant or agree to grant any proxy or power-of-attorney with respect to any Covered Shares (except pursuant to this Agreement) and except for a proxy granted to Jerry Ball or J. E. “Bob” McLean in connection with the VBI Stockholders’ Meeting if such Stockholder will be unable to attend such meeting in person) or (ii) Transfer or agree to Transfer any Covered Shares other than with CBF’s prior written consent. For purposes of this Agreement, “Transfer” shall mean, with respect to a security, to offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise)), directly or indirectly, any shares of capital stock of VBI or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction.

(b) Each Stockholder further agrees not to take any action that would or is reasonably likely to (i) make any representation or warranty contained herein untrue or incorrect in any material respect or (ii) have the effect of preventing such Stockholder from performing its obligations under this Agreement.

Section 3.03 Appraisal Rights. Each Stockholder agrees not to exercise any rights (including, without limitation, as set forth in Section 658.44, Florida Statutes) to demand appraisal of any shares of capital stock of VBI which may arise with respect to the Merger.

Section 3.04 Stop Transfer. Each Stockholder agrees that it shall not request that VBI register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Covered Shares, unless such transfer is made in compliance with this Agreement.

Section 3.05 Further Assurances; Cooperation.

(a) Each Stockholder, without further consideration, will, and will cause its Affiliates to (i) use all reasonable efforts to cooperate with CBF and VBI in furtherance of the transactions contemplated by the Merger Agreement, (ii) promptly execute and deliver such additional documents that may be reasonably necessary in furtherance of the transactions contemplated by the Merger Agreement, and take such reasonable actions as are necessary or appropriate to consummate such transactions and (iii) promptly provide any information, and make all filings, reasonably requested by VBI or CBF for any regulatory application or filing made or approval sought in connection with such transactions (including filings with any Regulatory Authority).

(b) Each Stockholder hereby consents, and shall cause its Affiliates to consent, to the publication and disclosure in the Proxy Statement (and, as and to the extent otherwise required by Law or any Regulatory Authority, in any other documents or communications provided by CBF or VBI to any Regulatory Authority or to securityholders of VBI or CBF) of such Stockholder’s identity and Beneficial Ownership of the Covered Shares, the nature of such Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and the Merger Agreement and any additional requisite information regarding the relationship of such Stockholder and its Affiliates with CBF and its Subsidiaries and/or VBI and its Subsidiaries.

ARTICLE IV

MISCELLANEOUS

Section 4.01 Termination. This Agreement shall terminate and become null and void upon the earlier of (a) the Merger Effective Date and (b) the termination of the Merger Agreement in accordance with its terms. Any such termination shall be without prejudice to liabilities arising hereunder before such termination.

Section 4.02 Stockholder Capacity. Notwithstanding anything herein to the contrary, each Stockholder has entered into this Agreement solely in such Stockholder’s capacity as the Beneficial Owner of Covered Shares and, if applicable, nothing herein shall limit or affect any actions taken or omitted to be taken at any time by such Stockholder in his or her capacity as an officer or director of VBI.

Section 4.03 Amendment; Waivers. This Agreement may not be amended, changed, supplemented, or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto; provided, that CBF may waive compliance by any Stockholder with any representation, agreement or condition otherwise required to be complied with by such Stockholder under this Agreement or release such Stockholder from its obligations under this Agreement, but any such waiver or release shall be effective only if in writing and executed by CBF and only with respect to such Stockholder.

Section 4.04 Expenses. Subject to Section 4.11(c), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

Section 4.05 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to any Stockholder, to the address of such Stockholder set forth on Annex A with an additional copy (which shall not constitute notice) to:

Valrico Bancorp, Inc.

1815 S.R. 60 East

Valrico, Florida 33594

Attention: Jerry L. Ball

Facsimile: (813) 643-7365

and with an additional copy (which shall not constitute notice) to:

Shumaker, Loop & Kendrick, LLP

1000 Jackson Street

Toledo, Ohio 43604-5573

Attention: Thomas C. Blank, Esquire

Facsimile: (419) 241-6894

(b)	if to CBF:

CenterState Banks of Florida, Inc.

1101 First Street South, Suite 202

Winter Haven, FL 33880

Attention: Ernest S. Pinner

Facsimile: (863) 297-8152

with additional copies (which shall not constitute notice) to:

Smith Mackinnon PA

Suite 800

255 S. Orange Ave

Orlando, FL 32801

Attention: John P. Greeley

Facsimile: (407) 843-2448

Section 4.07 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Neither this Agreement, nor any of the rights and obligations under this Agreement shall be transferred by any party without the prior written consent of the other parties hereto; provided that CBF may transfer any of its rights and obligations to any direct or indirect wholly-owned Subsidiary of CBF, but no such transfer shall relieve CBF of its obligations hereunder.

Section 4.08 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 4.09 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 4.10 Specific Performance; Remedies. Each of the Stockholders acknowledges and agrees that in the event of any breach of this Agreement, CBF would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that (a) each of the Stockholders will waive, in any action for specific performance, the defense of adequacy of a remedy at law, and (b) CBF shall be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance of this Agreement. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power or remedy thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 4.11 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without giving effect to the choice of law principles thereof.

(b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the courts of the State of Florida or the Federal courts of the United States of America located in the State of Florida if any dispute arises under this Agreement or any transaction contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any right to trial by jury with respect to any action, suit or proceeding related to or arising out of this Agreement or any transaction contemplated by this Agreement, (iv) waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or any transaction contemplated hereby in any such court, (v) waives and agrees not to plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (vi) agrees that a final judgment in any such action, suit or proceeding in any such court shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by applicable Law.

(c) Notwithstanding any other provision in this Agreement, in the event of any Action (as defined in the Merger Agreement) arising out of or resulting from this Agreement, the prevailing party shall be entitled to recover its costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection therewith.

Section 4.12 Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 4.13 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the day and year first above written.

CENTERSTATE BANKS OF FLORIDA, INC.

By:	/s/ Ernest S. Pinner
Name:	Ernest S. Pinner
Title:	Chairman, President and Chief Executive Officer

STOCKHOLDERS:

Annex A

Stockholder	Shares of Common Stock Beneficially Owned (excluding shares issuable upon exercise of options)	Shares of Common Stock Subject to Options